UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant’s name into English)

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K are incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-272324).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.

Date: April 9, 2025	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter of Intent, dated February 18, 2025, between Snow Lake Resources Ltd. and Bazooka Resources Pty Ltd.
99.2	Option to Purchase Mining Property Agreement, dated February 17, 2025, by and between Bazooka Resources Pty Ltd. and the individuals party thereto
99.3	Limited Liability Company Agreement of Powder River Basin LLC (Pine Ridge Uranium Project Joint Venture)
99.4	Purchase and Sale Agreement, dated March 11, 2025, by and between Stakeholder Energy, LLC and Powder River Basin LLC
99.5	Snow Lake Resources Ltd. Shareholder Rights Plan